UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of November 2025

Commission File Number: 001-36625

CyberArk Software Ltd.

(Translation of registrant’s name into English)

CyberArk Software Ltd.

9 Hapsagot St.

Park Ofer 2, POB 3143

Petach-Tikva, 4951041 Israel

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

EXPLANATORY NOTE

As previously disclosed on a Form 6-K furnished to the Securities and Exchange Commission (the “SEC”) on July 31, 2025, CyberArk Software Ltd., a company organized under the laws of the State of Israel (“CyberArk” or the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), dated as of July 30, 2025, by and among the Company, Palo Alto Networks, Inc., a Delaware corporation (“PANW”), and Athens Strategies Ltd., a company organized under the laws of the State of Israel and a wholly owned subsidiary of PANW (“Merger Sub”). Pursuant to the Merger Agreement, and upon the terms and subject to the conditions therein, Merger Sub will merge with and into the Company (the “Merger”), with the Company continuing as the surviving corporation in the Merger and a wholly owned subsidiary of PANW.

PANW filed a Registration Statement on Form S-4 with the SEC (the “S-4”) on September 12, 2025, as amended on September 26, 2025, containing a proxy statement of CyberArk (the “Proxy Statement”) with respect to the Company’s special meeting of shareholders scheduled to be held on November 13, 2025 in connection with the Merger and related transactions (the “Special Meeting”), which also constitutes a prospectus of PANW common shares to be offered in the Merger. On September 30, 2025, the S-4 was declared effective by the SEC and the Company furnished the Proxy Statement to the SEC.

As of the date hereof, the Company has received demand letters from purported CyberArk shareholders alleging that the S-4 and Proxy Statement is materially incomplete and misleading because it fails to disclose certain purportedly material information and requesting that the Company supplement such disclosures prior to the Special Meeting (“Demand Letters”).

The Company believes that the disclosures set forth in the Proxy Statement comply fully with all applicable laws and denies the allegations in the Demand Letters. However, solely to moot the claims in the Demand Letters, avoid nuisance and possible expense and business delays, and provide additional information to its shareholders, the Company has determined voluntarily to supplement certain disclosures in the Proxy Statement related to the claims in the Demand Letters with the supplemental disclosures set forth below (the “Supplemental Disclosures”). Nothing in the Supplemental Disclosures shall be deemed an admission of the legal merit, necessity or materiality under applicable laws of any of the disclosures set forth herein. To the contrary, the Company specifically denies all allegations in the Demand Letters that any additional disclosure was or is required or material.

Supplemental Disclosures to Proxy Statement

The following information supplements the Proxy Statement and should be read in conjunction with the Proxy Statement, which should be read in its entirety. All page references used herein refer to pages in the Proxy Statement before any additions or deletions resulting from the Supplemental Disclosures, and capitalized terms used below, unless otherwise defined, have the meanings set forth in the Proxy Statement. Except as specifically noted herein, the information set forth in the Proxy Statement remains unchanged. New text within restated language from the Proxy Statement is highlighted with bold, underlined text and removed language within restated language from the Proxy Statement is indicated by ~~strikethrough text~~.

The section of the Proxy Statement entitled “The Merger – Opinion of Qatalyst Partners LP, CyberArk’s Financial Advisor” is amended as follows:

The following bolded and underlined language is added to the fourth bullet under the caption “The Merger – Opinion of Qatalyst Partners LP, CyberArk’s Financial Advisor – Illustrative Discounted Cash Flow Analysis” beginning on page 71 of the Proxy Statement:

•	the cash and cash equivalents of CyberArk of $1,919 million as of June 30, 2025, as provided by CyberArk’s management.

The following bolded and underlined language is added to the sixth bullet under the caption “The Merger – Opinion of Qatalyst Partners LP, CyberArk’s Financial Advisor – Illustrative Discounted Cash Flow Analysis” beginning on page 71 of the Proxy Statement:

•	the face value of CyberArk’s outstanding convertible debt of $1,250 million as of June 30, 2025, as provided by CyberArk’s management.

The following bolded and underlined language is added to the charts under the second paragraph under the caption “The Merger – Opinion of Qatalyst Partners LP, CyberArk’s Financial Advisor – Selected Companies Analysis” on page 72 of the Proxy Statement:

Selected Security Companies	CY2026E Revenue Multiple		Enterprise Value ($ in millions)
Cloudflare, Inc.	27.6	x	$72,724
CrowdStrike Holdings, Inc.	20.6	x	$119,449
Zscaler, Inc.	13.3	x	$46,464
Fortinet, Inc.	10.3	x	$77,905
SailPoint, Inc.	9.2	x	$11,527
Varonis Systems, Inc.	8.4	x	$6,097
Okta, Inc.	5.1	x	$16,083
SentinelOne, Inc. (1)	4.6	x	$5,571

1	Reflects SentinelOne statistics as of July 18, 2025, the last trading day prior to media rumors of a potential sale to PANW.

Selected High Growth Software Companies	CY2026E Revenue Multiple		Enterprise Value ($ in millions)
Snowflake Inc.	14.5	x	$80,339
Datadog, Inc.	13.6	x	$52,231
ServiceNow, Inc.	13.0	x	$202,240
Samsara Inc.	12.0	x	$22,730
monday.com Ltd.	9.1	x	$13,622
Onestream, Inc.	8.6	x	$6,045
Atlassian Corp.	8.1	x	$54,381
Klaviyo, Inc.	7.1	x	$10,103
Gitlab Inc.	6.7	x	$7,658

The following bolded and underlined language is added to the chart under the second paragraph under the caption “The Merger – Opinion of Qatalyst Partners LP, CyberArk’s Financial Advisor – Selected Transactions Analysis” beginning on page 73 of the Proxy Statement:

Announcement Date	Target	Acquiror	LTM Revenue Multiple		NTM Revenue Multiple		Enterprise Value ($ in millions)
12/01/20	Slack Technologies, Inc.	Salesforce, Inc.	37.4	x	29.0	x	$28,753
02/15/24	Altium Limited	Renesas Electronics Corporation	20.3	x	16.2	x	$5,718
03/20/18	MuleSoft, Inc.	Salesforce, Inc.	21.8	x	15.7	x	$6,451
01/16/24	Ansys	Synopsys	16.1	x	14.5	x	$34,841
04/11/22	Sailpoint Technologies Holdings, Inc.	Thoma Bravo, LP	15.7	x	13.3	x	$6,881
06/06/22	Anaplan, Inc.	Thoma Bravo, LP	16.0	x	12.8	x	$10,120
10/15/18	SendGrid, Inc.	Twilio Inc.	14.3	x	11.5	x	$1,841
10/12/22	KnowBe4, Inc.	Vista Equity Partners	14.9	x	11.4	x	$4,301
06/10/19	Tableau Software, Inc.	Salesforce, Inc.	13.2	x	10.9	x	$15,676
07/26/21	Medallia, Inc.	Thoma Bravo, LP	13.0	x	10.8	x	$6,446
09/18/14	Concur Technologies, Inc.	SAP SE	12.6	x	10.2	x	$8,286
04/24/24	HashiCorp, Inc.	International Business Machines Corporation	10.9	x	9.9	x	$6,379
01/20/23	Magnet Forensics, Inc.	Thoma Bravo, LP	11.7	x	9.8	x	$1,154
03/08/22	Mandiant, Inc.	Google LLC	11.3	x	9.7	x	$5,458
04/26/21	Proofpoint, Inc.	Thoma Bravo, LP	10.8	x	9.4	x	$11,313
10/28/18	Red Hat, Inc.	International Business Machines Corporation	10.8	x	9.3	x	$33,622
04/22/24	Matterport, Inc.	CoStar Group, Inc.	10.3	x	9.3	x	$1,629
07/28/16	NetSuite Inc.	Oracle Corporation	11.8	x	9.1	x	$9,388
06/01/16	Demandware, Inc.	Salesforce, Inc.	11.2	x	8.9	x	$2,835
08/08/22	Avalara, Inc.	Vista Equity Partners	10.7	x	8.8	x	$8,411
08/19/21	Inovalon Holdings, Inc.	Nordic Capital	10.0	x	8.8	x	$7,209

Announcement Date	Target	Acquiror	LTM Revenue Multiple		NTM Revenue Multiple		Enterprise Value ($ in millions)
12/07/21	Mimecast Limited	Permira Advisors LLC	10.0	x	8.8	x	$5,538
10/23/23	EngageSmart, Inc.	Vista Equity Partners	10.6	x	8.8	x	$3,677
12/03/11	SuccessFactors, Inc.	SAP AG	10.9	x	8.7	x	$3,499
12/12/22	Coupa Software Incorporated	Thoma Bravo, LP	9.8	x	8.4	x	$8,003
03/08/21	Pluralsight, Inc.	Vista Equity Partners	9.8	x	8.4	x	$3,823
10/11/22	ForgeRock, Inc.	Thoma Bravo, LP	10.5	x	8.4	x	$1,970
02/04/19	The Ultimate Software Group, Inc.	Investor Group	10.0	x	8.4	x	$10,892
04/11/22	Datto Holding Corp.	Kaseya & Insight	9.7	x	8.3	x	$6,011
01/29/18	Callidus Software Inc.	SAP	9.8	x	8.3	x	$2,356
12/21/20	RealPage, Inc.	Thoma Bravo, LP	9.1	x	8.2	x	$10,186
12/17/17	Aconex Limited	Oracle Corporation	9.4	x	8.1	x	$1,207
08/22/19	Carbon Black, Inc.	VMWare, Inc.	9.2	x	8.0	x	$2,106
08/03/22	Ping Identity Corp.	Thoma Bravo, LP	8.9	x	8.0	x	$2,804
09/28/22	BTRS Holdings Inc.	EQT X Fund	9.7	x	7.9	x	$1,474
05/22/12	Ariba, Inc.	SAP America, Inc.	8.8	x	7.8	x	$4,437
06/12/19	Medidata Solutions, Inc.	Dassault Systèmes SE	8.8	x	7.5	x	$5,785
03/10/21	Talend S.A.	Thoma Bravo, LP	8.5	x	7.4	x	$2,449
06/07/24	PowerSchool Holdings, Inc.	Bain Capital Private Equity, LP	8.1	x	7.2	x	$5,838
03/13/23	Qualtrics International Inc.	Silver Lake & CPPIB	8.0	x	7.1	x	$11,741
01/09/23	Duck Creek Technologies, Inc.	Vista Equity Partners Management, LLC	7.7	x	7.0	x	$2,400
11/11/18	Apptio, Inc.	Vista Equity Partners Fund VI, L.P.	8.1	x	7.0	x	$1,823
10/21/15	SolarWinds, Inc.	Silver Lake & Thoma Bravo	9.1	x	7.0	x	$4,250
12/20/13	Responsys, Inc.	Oracle Corporation	8.1	x	6.9	x	$1,572
12/24/18	MINDBODY, Inc.	Vista Equity Partners	7.8	x	6.7	x	$1,888
04/18/16	Cvent, Inc.	Vista Equity Partners	8.0	x	6.5	x	$1,502
03/14/23	Cvent Holding Corp.	Blackstone	7.6	x	6.5	x	$4,590
06/04/13	ExactTarget, Inc.	Salesforce, Inc.	7.9	x	6.5	x	$2,570
12/04/19	Instructure, Inc.	Thoma Bravo, LLC	7.7	x	6.5	x	$1,887
01/13/25	Enfusion, Inc.	Clearwater Analytics Holdings, Inc.	7.6	x	6.5	x	$1,480
09/24/24	Smartsheet Inc.	Blackstone & Vista Equity	7.3	x	6.4	x	$7,645
08/01/16	Fleetmatics Group PLC	Verizon	7.6	x	6.3	x	$2,371
04/26/24	Darktrace plc	Thoma Bravo, LP	7.6	x	6.3	x	$4,992
10/24/11	RightNow Technologies, Inc.	Oracle Corporation	7.4	x	6.2	x	$1,599
05/31/16	Marketo, Inc.	Vista Equity Partners	7.5	x	5.9	x	$1,700
12/01/21	Blue Prism Group Plc	SS&C Technologies Holdings, Inc.	7.2	x	5.8	x	$1,483
06/20/25	Couchbase, Inc.	Haveli Investments, L.P.	6.5	x	5.8	x	$1,386
07/31/23	New Relic, Inc.	Francisco Partners and TPG	6.4	x	5.8	x	$6,119
09/09/24	Squarespace, Inc.	Permira Advisers LLC	6.5	x	5.6	x	$7,237
01/07/25	Paycor HCM, Inc.	Paychex, Inc.	6.1	x	5.5	x	$4,120
06/24/22	Zendesk, Inc.	H&F & Permira	6.8	x	5.4	x	$9,781
02/09/12	Taleo Corporation	Oracle Corporation	6.3	x	5.3	x	$1,940

Announcement Date	Target	Acquiror	LTM Revenue Multiple		NTM Revenue Multiple		Enterprise Value ($ in millions)
10/03/18	Hortonworks, Inc.	Cloudera, Inc.	6.4	x	5.3	x	$1,993
10/27/22	UserTesting, Inc.	Thoma Bravo, LP	6.2	x	5.3	x	$1,090
10/14/19	Sophos Group PLC	Thoma Bravo, LP	5.5	x	5.0	x	$3,948
10/23/17	BroadSoft, Inc.	Cisco Systems, Inc.	5.3	x	4.6	x	$1,892
12/18/23	Alteryx, Inc.	Clearlake Capital and Insight Partners	4.7	x	4.2	x	$4,352
02/09/23	Sumo Logic, Inc.	Francisco Partners	4.9	x	4.2	x	$1,407
06/15/15	DealerTrack Technologies, Inc.	Cox Automotive, Inc.	4.9	x	4.1	x	$4,617
11/11/18	athenahealth, Inc.	Veritas Capital & Elliott	4.3	x	3.9	x	$5,649
06/02/16	Qlik Technologies, Inc.	Thoma Bravo, LLC	4.1	x	3.6	x	$2,611
05/18/16	inContact, Inc.	NICE Ltd.	4.2	x	3.6	x	$973
08/22/19	Pivotal Software, Inc.	VMWare, Inc.	3.9	x	3.4	x	$2,667
08/27/12	Kenexa Corporation	International Business Machines Corporation	4.0	x	3.3	x	$1,302
07/01/11	Blackboard, Inc.	Providence Equity Partners, L.L.C.	3.7	x	3.2	x	$1,750
11/02/15	Constant Contact, Inc.	Endurance International Group Holdings, Inc.	2.6	x	2.3	x	$924

* * * * *

Cautionary Language Concerning Forward-Looking Statements

This Report on Form 6-K contains forward-looking statements, which express the current beliefs and expectations of CyberArk’s (the “Company”) management. These forward-looking statements generally include statements regarding the proposed transaction with PANW. In some cases, forward-looking statements may be identified by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential” or the negative of these terms or other similar expressions. Such statements involve a number of known and unknown risks and uncertainties that could cause the Company’s future results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include, but are not limited to: the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed transaction between PANW and the Company; PANW’s ability to successfully integrate the Company’s businesses and technologies; the risk that the expected benefits and synergies of the proposed transaction may not be fully achieved in a timely manner, or at all; the risk that PANW or the Company will be unable to retain and hire key personnel; the risk associated with the Company’s ability to obtain the approval of its shareholders required to consummate the proposed transaction; the risk that the conditions to the proposed transaction are not satisfied on a timely basis, or at all, or the failure of the proposed transaction to close for any other reason or to close on the anticipated terms; the risk that any regulatory approval, consent or authorization that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated or that could adversely affect the expected benefits of the transaction; significant and/or unanticipated difficulties, liabilities or expenditures relating to the transaction; the effect of the announcement, pendency or completion of the proposed transaction on the parties’ business relationships and business operations generally; the effect of the announcement or pendency of the proposed transaction on the parties’ common or ordinary share prices and uncertainty as to the long-term value of PANW’s or the Company’s common or ordinary share; risks related to disruption of management time from ongoing business operations due to the proposed transaction; the outcome of any legal proceedings that may be instituted against PANW, the Company or their respective directors; developments and changes in general or worldwide market, geopolitical, economic, and business conditions; failure of PANW’s platformization product offerings; failure to achieve the expected benefits of PANW’s strategic partnerships and acquisitions; changes in the fair value of PANW’s contingent consideration liability associated with acquisitions; risks associated with managing PANW’s growth; risks associated with new product, subscription and support offerings, including product offerings that leverage AI; shifts in priorities or delays in the development or release of new product or subscription or other offerings, or the failure to timely develop and achieve market acceptance of new products and subscriptions as well as existing products, subscriptions and support offerings; failure of PANW’s or the Company’s business strategies; rapidly evolving technological developments in the market for security products, subscriptions and support offerings; defects, errors, or vulnerabilities in products, subscriptions or support offerings; PANW’s customers’ purchasing decisions and the length of sales cycles; PANW’s competition; PANW’s ability to attract and retain new customers; PANW’s ability to acquire and integrate other companies, products, or technologies in a successful manner; PANW’s share repurchase program, which may not be fully consummated or enhance shareholder value, and any share repurchases which could affect the price of its common stock; risks related to the Company’s acquisitions of Venafi Holdings, Inc. (“Venafi”) and Zilla Security Inc. (“Zilla”), including potential impacts on operating results; challenges in retaining and hiring key personnel and maintaining the Venafi and Zilla businesses; risks related to the successful integration of the operations of Venafi or Zilla and the ability to realize anticipated benefits of the combined operations; the rapidly evolving security market, increasingly changing cyber threat landscape and the Company’s ability to adapt its solutions to the information security market changes and demands; the Company’s ability to acquire new customers and maintain and expand its revenues from existing customers; real or perceived security vulnerabilities and gaps in the Company’s solutions or services or the failure of customers or third parties to correctly implement, manage and maintain solutions; the Company’s IT network systems, or those of third-party providers, may be compromised by cyberattacks or other security incidents, or by a critical system disruption or failure; intense competition within the information security market; failure to fully execute, integrate, or realize the benefits expected from strategic alliances, partnerships, and acquisitions; the Company’s ability to effectively execute its sales and marketing strategies, and expand, train and retain its sales personnel; risks related to the Company’s compliance with privacy, data protection and AI laws and regulations; the Company’s ability to hire, upskill, retain and motivate qualified personnel; risks related to the integration of AI technology into our operations and solutions; reliance on third-party cloud providers for the Company’s operations and software-as-a-service (SaaS) solutions; the Company’s ability to maintain successful relationships with channel partners, or if channel partners fail to perform; fluctuation in the Company’s quarterly results of operations; risks related to sales made to government entities; economic uncertainties or downturns; the Company’s history of incurring net losses, its ability to generate sufficient revenue to achieve and sustain profitability and its ability to generate cash flow from operating activities; regulatory and geopolitical risks associated with the Company’s global sales and operations; risks related to intellectual property; fluctuations in currency exchange rates; the ability of the Company’s solutions to help customers achieve and maintain compliance with government regulations or industry standards; the Company’s ability to protect its proprietary technology and intellectual property rights; risks related to using third-party software, such as open-source software and other intellectual property; risks related to share price volatility or activist shareholders; any failure to retain the Company’s “foreign private issuer” status or the risk that the Company may be classified, for U.S. federal income tax purposes, as a “passive foreign investment company”; risks related to issuance of ordinary shares or securities convertible into ordinary shares and dilution, leading to a decline in the market value of the Company’s ordinary shares; changes in tax laws; the Company’s expectation to not pay dividends on its ordinary shares for the foreseeable future; risks related to the Company’s incorporation and location in Israel, including wars and other hostilities in the Middle East; and other factors discussed under the heading “Risk Factors” in the Company’s most recent annual report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements in this Report on Form 6-K are made pursuant to the safe harbor provisions contained in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the Company disclaims any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Merger and Where to Find It

In connection with the proposed transaction, PANW has filed with the SEC a registration statement on Form S-4 (which is available at https://www.sec.gov/Archives/edgar/data/1327567/000119312525202356/0001193125-25-202356-index.htm) on September 12, 2025, and an amendment on September 26, 2025 (which is available at https://www.sec.gov/Archives/edgar/data/1327567/000119312525220425/0001193125-25-220425-index.htm), which includes a proxy statement of CyberArk that also constitutes a prospectus of PANW common shares to be offered in the proposed transaction. The registration statement was declared effective on September 30, 2025. CyberArk filed a definitive proxy statement/prospectus on Form 6-K on September 30, 2025. Each of PANW and CyberArk may also file or furnish other relevant documents with the SEC regarding the proposed transaction. This communication is not a substitute for the proxy statement/prospectus or registration statement or any other document that PANW or CyberArk may file or furnish with the SEC or send to security holders in connection with the proposed transaction. The registration statement includes a definitive proxy statement/prospectus, which CyberArk commenced sending to shareholders of CyberArk on September 30, 2025 seeking their approval of the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS THAT WERE OR MAY BE FILED OR FURNISHED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders can obtain free copies of the registration statement and proxy statement/prospectus and other documents containing important information about PANW, CyberArk and the proposed transaction, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by PANW are available free of charge on PANW’s website at www.paloaltonetworks.com or can be obtained by contacting PANW’s Investor Relations Department by email at ir@paloaltonetworks.com. Copies of the documents filed or furnished with the SEC by CyberArk are available free of charge on CyberArk’s website at www.cyberark.com or by contacting CyberArk’s Investor Relations department by email at ir@cyberark.com or by phone at 617-558-2132.

This Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (File Nos. 333-200367, 333-202850, 333-216755, 333-223729, 333-230269, 333-236909, 333-254152, 333-254154, 333-263436, 333-270222, 333-270223, 333-277932, 333-280349, 333-285751 and 333-285753) and on Form F-3 (File No. 333-282772).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 4 2025
CYBERARK SOFTWARE LTD.

	By:	/s/ Erica Smith
	Name:	Erica Smith
	Title:	Chief Financial Officer